SMG INDIUM RESOURCES LTD.
41 University Drive, Suite 400
Newtown, Pennsylvania 18940

April 28, 2011

VIA EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:	Roger Schwall
Division of Corporate Finance

Re:	SMG Indium Resources Ltd. (the “Registrant”)
Registration Statement on Form S-1, as amended
SEC File No. 333-165930

Dear Sir:

The Registrant hereby withdraws its request for acceleration of effectiveness of the above referenced Registration Statement.

The Registrant will provide the Commission with further notice and a request for acceleration at a later date.

Very truly yours,

/s/ Ailon Z. Grushkin Ailon Z. Grushkin President